OMEGA HEALTHCARE INVESTORS, INC.
9690 Deereco Road
Suite 100
Timonium, MD 21093

September 7, 2006

VIA EDGAR

Mr. Michael McTierney
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:  Omega Healthcare Investors, Inc.
Application for Withdrawal of Post-Effective Amendment No. 2 on Form S-3/A,
Filed on August 28, 2006
File No. 333-117655

Dear Mr. McTierney:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Omega Healthcare Investors, Inc., a Maryland corporation (the “Company”), respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the above-referenced Post-Effective Amendment No. 2 to the Registration Statement on Form S-3/A (File No. 333-117655) and all exhibits thereto (the “Post-Effective Amendment No. 2”). The Company’s request is based on its determination that the Post-Effective Amendment No. 2 was filed under an erroneous form identification tag, which incorrectly indicates that the filing is a pre-effective amendment to a Form S-3. Post-Effective Amendment No. 2 relates to a registration statement on Form S-3, as amended, filed with the Commission on July 26, 2004 (the “Registration Statement”).

The Company hereby confirms that no securities were issued or sold pursuant to Post-Effective Amendment No. 2. Accordingly, the Company hereby respectfully requests the immediate withdrawal of Post-Effective Amendment No. 2 so that it may correctly file a post-effective amendment to the Registration Statement.

If you have any questions concerning our request for withdrawal, please call Michael Delaney of Powell Goldstein LLP, our counsel, at (404) 572-6912.

Very truly yours,

Omega Healthcare Investors, Inc.

/s/Robert O. Stephenson
Robert O. Stephenson
Chief Financial Officer